December 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Blaise Rhodes
Joel Parker
Scott Anderegg
Donald Field

Re:	Acuren Corporation
Amendment No. 1 to Registration Statement on Form S-4 Filed November 27, 2024
File No. 333-282976

Dear Messrs. Rhodes, Parker, Anderegg and Field:

On behalf of Acuren Corporation (the “Company”), we are responding to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated December 9, 2024, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (333-282976) filed by the Company on November 27, 2024 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Amendment No.1 to Registration Statement on Form S-4 filed on November 27, 2024

Note 3. Business Combinations

Successor Period, page F-42

1.	You state that 400 million Acuren British Virgin Islands Ordinary Shares were issued to ASP Acuren shareholders. It appears that 400,000 shares were issued. Please revise or advise.

Response: The Registration Statement has been amended on page F-42 to reflect that 0.4 million shares were issued.

2.	Please tell us how the pro forma adjustments described on page F-45 and F-46 resulted in a pro forma net loss of $7.7 million for the Successor nine months ended September 30, 2024. If applicable, disclose any additional adjustments that you are making.

Response: The Registration Statement has been amended on pages F-45 and F-46 as attached hereto as Annex A.

Please contact me at (954) 768-8210 if you have any questions or require any additional information in connection with this letter.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Flora Perez
Flora Perez

cc: Talman Pizzey, Chief Executive Officer

Annex A